06016216

RECEIVED
2006 AUG 22 A 10: 10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ELPIDA

File No. 82-34850

August 17th, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Elpida Memory, Inc. – Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

- English summary translations of Japanese documents filed or distributed since June 30th, 2006 to August 16th, 2006, attached as Annex A hereto.

- English documents filed or distributed since June 30th, 2006 to August 16th, 2006, attached as Annex B hereto.

If you have any questions or requests for additional information, please do not hesitate to contact Yoko Nagai of Legal Group at +81-3-3281-1606 (telephone) or +81-3-3281-1571 (facsimile).

Very truly yours,

Elpida Memory, Inc.

By ______________________
Name: Yoshihiro Shima
Title: Professional, Legal Group

PROCESSED
AUG 24 2006
THOMSON FINANCIAL

Enclosures

ANNEX A

ENGLISH SUMMARY TRANSLATIONS OF JAPANESE DOCUMENTS

	Date	Title
1.	2006/7/10	News Release “Announcement regarding the Offer Price”
2.	2006/8/8	New Release “Announcement regarding the Number of Shares to be Issued by Private Placement”

1. News Release "Announcement regarding the Offer Price"

[Summary Translation]

July 10th, 2006

PRESS RELEASE

In relation to the issuance of new shares and sales of shares approved by the Board of Directors on June 27th, 2006, the offer price, etc. was determined as follows:

1. Public Offering

(1)	Number of Shares	Japanese Offering 15,500,000 shares International Offering 14,500,000 shares
(2)	Offer Price	4,331 JPY per share
(3)	Total Amount of Offer Price	129,930,000,000 JPY
(4)	Capital and Additional Paid-in Capital to be increased	The amount of capital to be increased: 2,078 JPY per share The amount of additional paid-in capital to be increased: 2,076.20 JPY per share
(5)	Offering Period (in Japan)	From July 11th, 2006 to July 13th, 2006
(6)	Payment Date	July 19th, 2006

2. Sales of Shares by Over-allotment

(1)	Number of Shares	2,300,000 shares
(2)	Offer Price	4,331 JPY per share
(3)	Total Amount of Offer Price	9,961,300,000 JPY
(4)	Offering Period (Japanese)	From July 11th, 2006 to July 13th, 2006
(5)	Delivery Date	July 20th, 2006

3. Issuance of New Shares by Private Placement

(1)	Price to be Paid	4,154.20 JPY per share
(2)	Total Amount of Price to be Paid (cap)	9,554,660,000 JPY
(3)	Capital and Additional Paid-in Capital to be	The amount of capital to be increased: 2,078 JPY per share The amount of additional paid-in capital to be increased: 2,076.20 JPY per share

	increased	
(4)	Offering Period (Offering Date)	August 14th, 2006
(5)	Payment Date	August 15th, 2006

. This press release is not an offer to sell or a solicitation of any offer to buy the securities of Elpida Memory, Inc. (the "Company") in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company or any selling security holder that will contain detailed information about the Company and management, as well as financial statements. No public offering of securities will be made in the United States in connection with the above-mentioned transactions..

2. News Release "Announcement regarding the Number of Shares to be Issued by Private Placement"

[Summary Translation]
August 8th, 2006

PRESS RELEASE

In relation to the issuance of new shares by private placement approved by the Board of Directors on June 27th, 2006, the party to be allotted notified that it would accept all shares to be issued.

(1)	Number of Shares	2,300,000 shares
(2)	Total Amount of Price to be Paid	9,554,660,000 JPY (4,154.20 JPY per share)
(3)	Capital to be increased	4,779,400,000 JPY (2,078 JPY per share)
(4)	Additional Paid-in Capital to be increased	4,775,260,000 JPY (2,076.20 JPY per share)
(5)	Offering Date	August 14th, 2006
(6)	Payment Date	August 15th, 2006

ENGLISH DOCUMENTS

	Date	Title	Exhibit
1.	2006/7/19	Elpida Announces a Change in Major Shareholders	I
2.	2006/7/20	Elpida Statement Regarding News Reports of a New Fab Location	II
3.	2006/7/31	Consolidated Financial Report for the Period Ended June 30, 2006	III
4.	2006/8/2	Elpida Has No Concrete Plans for a New Fab	IV
5.	2006/8/2	New Company Akita Elpida Memory Created to Handle Back-end Processes	V

EXHIBIT I

1. Elpida Announces a Change in Major Shareholders

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Announces a Change in Major Shareholders

TOKYO, JAPAN, July 19, 2006 – Elpida Memory, Inc (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM) products, today announced that NEC is no longer counted as its major shareholder due to today's issuance of new shares.

Change in Major shareholders

1. Previous Major Shareholder
   (1) Company name: NEC Corporation (NEC)
   (2) Headquarters: Minato-ku, Tokyo, Japan
   (3) President: Mr. Kaoru Yano

2. Amount of voting share before and after issuance of new shares (along with total share ownership) and percentages of voting share

	Pre-issuance of new shares (as of March 31, 2006)			Post-issuance of new shares		
Shareholder	Voting Share (Total Share Ownership)	% of Voting Share*	Share-holding Rank	Voting Share (Total Share Ownership)	% of Voting Share*	Share-holding Rank
NEC Corporation	107,400 (10,740,020)	11.13%	3rd	107,400 (10,740,020)	8.48%	3rd

*Note: The amount of voting share as of both March 31, 2006 and today is 1,266,222 compared with 964,632 on March 31, 2006. The increase is calculated as follows:

1,266,222 (total voting share as of today) = 964,632 (total voting share as of March 31, 2006) + 300,000 (newly issued shares) + 1,590(exercised stock options from April 1 to June 27).

3. Impact of this Change
   The business relationship with NEC will remain the same, and we do not expect a change in its Elpida share ownership to affect our business performance.

Elpida Press Contact:
Ms. Tomoko Kobayashi
Market Communication Group
Elpida Memory, Inc.
Tel: +81-3-3281-1648
E-mail: press@elpida.com

Elpida IR Contact:
Ms. Kumi Higuchi
IR Group
Elpida Memory, Inc.
Tel: +81-3-3281-1648
E-mail: ir@elpida.com

###

EXHIBIT II

2. Elpida Statement Regarding News Reports of a New Fab Location

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Statement Regarding News Reports of a New Fab Location

Tokyo, Japan, July 20, 2006 – Elpida Memory, Inc. (Elpida) today issued the following statement in response to reports in the media today that it is planning a new semiconductor fabrication plant in Taiwan.

Elpida would like to clarify that the news reports, which indicated that Taiwan was a leading possible site for the company's next fab, are not based on the company's own announcement. In connection with our planning process in the ordinary course of business as a semiconductor company, we are considering the eventual necessity for another fab, which would be in addition to our existing fab in Hiroshima, Japan. These considerations include consideration of possible locations, but we have no concrete plans for the construction of another fab, its location or its timing.

The information contained within this news release, is current as of the date of release. Please note that the information herein may be revised later without prior notice.

Elpida Press Contact:
Ms. Tomoko Kobayashi
Market Communication Group
Elpida Memory, Inc.
Tel: +81-3-3281-1648
E-mail: press@elpida.com

Elpida IR Contact:
Ms. Kumi Higuchi
IR Group
Elpida Memory, Inc.
Tel: +81-3-3281-1648
E-mail: ir@elpida.com

###

EXHIBIT III

3. Consolidated Financial Report for the Period Ended June 30, 2006

ELPIDA
Easy to Contact

July 31, 2006

Elpida Memory, Inc.
(Tokyo Stock Exchange, 6665)
2-2-1 Yaesu, Chuo-ku, Tokyo
104-0028 Japan

Elpida Memory, Inc.

(Stock listing: Tokyo Stock Exchange, 6665)

Consolidated Financial Report for the Period Ended June 30, 2006

1. Consolidated financial summary

(Millions of Japanese Yen, except per share data)

(1) Condensed Statements of Operations (Three months period) unaudited

	Three months ended		Change
	June 30, 2006	June 30, 2005	
Net Sales	92,098	48,036	91.7%
Operating income /(loss)	9,138	(2,604)	-
Ordinary income /(loss)	7,375	(3,327)	-
Net income /(loss)	6,605	(3,304)	-
Net income /(loss) per share – basic	68.39	(34.25)	-
Net income /(loss) per share – diluted	67.24	-	-

(2) Condensed Balance Sheet

	As of		Change
	June 30, 2006 (unaudited)	March 31, 2006	
Total Assets	536,582	568,120	(5.6%)
Shareholders' equity	197,961	190,783	3.8%

Notes:

1. Regarding diluted net income per share for the first quarter of FY 2005, information is not available due to the booking of net losses.

Business Results

(1) Overview of 1Q

In the FY 2006 1Q (April 2006 to June 2006) prices of DRAMs for PCs held steady as an insufficient supply capacity caused tight supply-demand conditions for DDR2 SDRAMs. For this reason, spot market prices for the 512Mb DDR2 SDRAM at the end of March and June were the same. Given tightening in the PC DRAM market, DRAM prices for servers experienced moderate declines. Also, demand for DRAMs used in digital consumer electronics and mobile devices continued to expand.

Given this business environment, we continue with our basic strategy in the DRAM market of focusing strongly on DRAMs used in the high-growth areas of digital consumer electronics and mobile devices.

As a result, 1Q consolidated net sales posted a single-quarter record of ¥92,098 million, up 91.7% year-on-year (YoY). The sales jump is explained by expansion in our production capacity and increase of product procurement from our overseas foundry partners, which pushed up the sales bit volume by 23% quarter-on-quarter (QoQ). Average selling prices fell 3% QoQ.

Consolidated operating profit was ¥9,138 million, an improvement of ¥11,742 million over the year ago loss of ¥2,604 million, and a single-quarter record. The main reason for the better performance is that a drop in the cost of sales margin from 84.3% to 76.7% enabled gross profit to rise ¥13,868 million, which more than offset an increase of ¥2,126 million in SG&A expenses caused mainly by higher R&D costs.

Ordinary income was ¥7,375, an improvement of ¥10,702 million over the loss of ¥3,327 million a year earlier. Despite a foreign exchange loss of ¥859 million on the back of yen appreciation which started at the end of April, higher operating income helped produce a positive outcome.

We also booked extraordinary losses of approximately ¥800 million on the disposal of fixed assets and approximately ¥300 million on losses caused by an earthquake which struck Hiroshima on June 12.

We recorded net income of ¥6,605 million following a loss of ¥3,304 million a year earlier, an improvement of ¥9,909 million.

In sum, the results for net sales, operating income, ordinary income and net income represented record-breaking amounts for a single quarter.

(2) The breakdown of sales by application market is as follows :

(Billions of yen)

	Three months ended June 30, 2006 (unaudited)		Three months ended June 30, 2005 (unaudited)		Change %
Servers*	10.2	11.1%	10.3	21.5%	-1.0%
Digital consumer electronics and mobile phones *	42.2	45.8%	20.3	42.3%	107.9%
Premier DRAM (Note1)	52.4	56.9%	30.6	63.8%	71.2%
Foundry services and others	4.9	5.3%	5.0	10.4%	-2.0%
Subtotal of Premier business (Note 2)	57.3	62.2%	35.6	74.2%	61.0%
PCs	34.8	37.8%	12.4	25.8%	180.6%
Total net sales	92.1	100.0%	48.0	100.0%	91.7%

* Premier DRAM products [note1]

Note 1: Premier DRAM: Our proprietary name given to DRAM products used for servers, and digital consumer electronics and mobile phones. This type of DRAM usually requires higher technologies than commodity DRAMs, and the price per certain density tends to become higher in proportion to this value added.

Note 2: Premier business: Our proprietary name given to the total of the Premier DRAM and foundry services.

Servers

Net sales for DRAMs for servers were ¥10.2 billion, down 1.0% YoY. Demand for high-density module products greater than 1GB (gigabit) was strong, but constraints on manufacturing capacity limited the level of shipments to roughly the same amount seen in the 1Q a year earlier.

Digital consumer electronics and mobile phones

Net sales for DRAMs for digital consumer electronics and mobile device came to ¥42.2 billion, up 107.9% YoY and a record for a single quarter. In the digital consumer electronics area, broad demand was witnessed on the back of various application needs. In the mobile devices area, rapid growth was made possible by, in particular, vigorous demand for overseas mobile phone markets.

In this product area, we include DRAM products used in digital still cameras, digital TV & DVD recorders and other digital consumer electronics as well as in 2.5G and 3G mobile phones.

Foundry services and others

In the area of foundry services and others, net sales fell 2.0% YoY to ¥4.9 billion. Main products we produced were pseudo SRAMs and LCD drivers.

Our foundry service and other operations feature a foundry business which undertakes outsourced production of semiconductor products mainly on behalf of domestic semiconductor makers.

Personal computers

Net sales for PC DRAMs jumped 180.6% YoY to ¥34.8 billion. Behind this result was an increase in procurement from our Taiwan-based foundry partner Powerchip Semiconductor, which managed to achieve improved wafer processing capacity and the development of more advanced process technology. Also, market prices held steady.

(3) Capital expenditures

1Q capital spending was ¥16.3 billion, mainly in relation to our investment in Area 2 of the E300 fab.

Financial Condition

Total assets fell by ¥31.5 billion compared to the end of FY 2005 (March 31, 2006) to ¥536.6 billion. The main reasons for the decline was accounts payable payments of ¥24.1 billion related to capital investment and a reduction of ¥37.9 billion in cash and cash equivalents compared with the end of FY 2005 triggered by the maturing of a ¥10.0 billion corporate bond issued in 2003. Interest-bearing debt (including lease obligations) fell ¥20.0 billion compared with the end of FY 2005 to ¥255.4 billion, mainly on account of the matured corporate bond and repayment of ¥10.0 billion stemming from long-term borrowings and lease obligations. Also, shareholders' equity, which came to ¥198.0 billion, included the additions of ¥6.6 billion from net income and ¥427million in capital and paid-in capital following the exercise of stock options. As a result of the foregoing, the shareholders' equity ratio gained 3.3 points compared with the end of FY 2005 to finish at 36.9%.

Cash Flow

Regarding cash flow for the quarter, operating activities provided net cash of ¥17.7 billion, an inflow increase of ¥9.5 billion YoY.

Investing activities used ¥38.3 billion, an outflow increase of ¥7.2 billion YoY. This was mostly due to an increase in the acquisition of fixed assets in connection with investment in E300 fab Area 2.

As a result, free cash flow (a combination of net cash provided by operating activities and net cash used in investing activities) saw a net outflow of ¥20.6 billion, an outflow decrease of ¥2.3 billion YoY.

Net cash used in financing activities was ¥17.2 billion, an increase of ¥6.8 billion YoY. Among the important financing activities was the maturing of a ¥10.0 billion corporate bond and ¥10.0 billion in repayments on long-term borrowings and lease obligations.

The balance of cash and cash equivalents fell ¥37.9 billion compared with the end of FY 2005 to ¥73.5 billion.

Global Offering

In connection with the execution of a global offering, Elpida issued 30 million new shares in July 19, 2006. ¥124.6 billion was received as net proceeds for the new shares issued (excluding exercise of over allotment options through third party allotment) on July 19. As a result, Elpida's financial position has improved substantially.

FY 2006 Outlook

We believe that in FY 2006 the DRAM market will enjoy growth which is driven by a continuation from last year of rising DRAM use in digital consumer electronic and mobile devices. Also, in the PC market, which is where DRAMs see the largest volume of applications, we continue to believe moderate growth will occur owing to increased DRAM density per PC unit in anticipation of the release of Microsoft's new operating system, Windows VISTA™.

According to a survey by DRAM eXchange, the current spot market price for 512Mb DDR2 SDRAMs (533MHz), which are the leading DRAM product for PCs, is between US$4.50 and US$5.00. This product price is lower than the approximate US$8.50 price at the beginning of April 2005, but it has recovered considerably relative to the US$4.00 price at the end of December, swinging as high as US$5.00 in March. Because this kind of market pricing fluctuation is extremely difficult to predict, we are not offering any earnings assumptions for FY 2006. Instead, as shown below, we are presenting several key estimates.

Quarterly & Consolidated Results and Expectations

(Billions of yen)

	1Q/FY05	2Q/FY05	3Q/FY05	4Q/FY05	1Q/FY06	2Q/FY06 Est. (Approx.)
QoQ bit growth rate	12%	23%	11%	63%	23%	10%-20%
QoQ ASP change	-15%	-6%	-7%	-17%	-3%)	n/a
Depreciation cost	11.5	12.1	14.1	15.7	17.2	19.0
SG&A	10.2	12.0	9.9	10.4	12.3	13.0
DRAM sales ratio for mobile and digital consumer electronics	42%	49%	54%	46%	46%	45%-50%
Outsourced sales ratio	12%	12%	12%	20%	23%	30%

Furthermore, we believe the change in our average selling price for FY 2006 2Q relative to the previous quarter will consist of a gradual decline.

Risk Factors

Below is a description of some of the primary factors that could materially and adversely affect our business, financial condition and results of operations.

The cyclicality of market conditions

The cyclicality of market conditions in the DRAM industry could have a negative effect on the Group. Historically, the long lead times for capital investment and increases in manufacturing capabilities have in some cases resulted in mismatches with market conditions, which has led to cyclicality in the balance of supply and demand. If demand greatly exceeds supply it may result in downward price pressure.

Decline in selling prices

A production volume increase or drop-off in demand for DRAM products on a global basis could cause selling prices to decline. The timing of particular events can lead to changes in supply and demand, such as the market conditions that can prevail in the aftermath of major events like the Olympics. A decline in the selling prices of DRAM products could have a material and adverse effect on our business, financial condition and results of operations.

Market competition

The DRAM market is highly competitive on a global scale. Some of our competitors may have product quality and functionality, manufacturing and technology capacities and other competitive advantages which are superior to ours, which could at some point place us at a relatively lower position in the DRAM market. Any inability on the part of our Group to maintain an adequate competitive posture in the DRAM market could have a material and adverse effect on our business, financial condition and results of operations.

Customer dependability

At present the operation of the Group's business is centered on major electronics makers as our primary customers. In the event one or more of these customers reduces purchases of DRAM products from our Group or a customer makes a change to the configuration of its business for some particular reason, this could have a material and adverse effect on our business, financial condition and results of operations.

Raw materials, parts and equipment

If we are unable to acquire the planned amounts of raw materials, parts and equipment necessary for our business, or if acquisition is possible but at substantially higher prices, the Group's manufacturing activities could be placed in jeopardy, a condition that could materially and adversely affect our business, financial condition and results of operations.

Changes in technology or technology standards

The semiconductor industry is characterized by rapidly changing technology and increasingly demanding technology standards. Our commitments for the development of new products must be made well in advance of the introduction of those products into the market, and technology and industry standards or customer demands may change during the development process, rendering our products outdated or uncompetitive. Also, market trends could shift to the advantage of products which use new non-DRAM technology. Our failure to anticipate demand trends or to respond quickly to changes in the DRAM market may materially and adversely affect our business, financial condition and results of operations.

Securing access to capital and return on investment

We are regularly formulating plans for making substantial investments in our DRAM manufacturing facilities. There is no guarantee we will have access to capital or be able to execute expansion plans, or that returns on our investments will match the amounts expected. In that event, an inadequate return on investment spending on facilities or other problems could have a material and adverse effect on our business, financial condition and results of operations.

Outsourcing

Among the semiconductor manufacturing processes handled by our Group, we entrust the wafer inspection process and all back-end processes as well as some front-end processes to outside companies. In the event those companies experience a lapse in product quality, business interruptions, insufficient manufacturing capacity or any other problem, our Group may experience difficulty in manufacturing or delivering certain products, which could have a material adverse effect on our business, financial condition and results of operations. Our strategic relationships with outside companies include foundry partners, Powerchip Semiconductor Corp. in Taiwan and Semiconductor Manufacturing International Corporation in China. We continue to outsource a portion of our research & development and business activities to NEC, Hitachi and other third parties. There can be no assurance that these companies will continue to provide us with the level of support we require to satisfy our research and development needs, that the cost of their services will not increase or that the quality of their services will not decline in the future. Any discontinuation, increase in cost or decline in quality of their research and development services may have a material and adverse effect on our overall research and development activities and could otherwise materially and adversely affect our business, financial condition and results of operations.

DRAM products contain defects or the manufacturing process is delayed or disrupted

If the technology or processes we use for the manufacture of DRAM products experience problems which delay, disrupt or limit our production capacity, this could materially and adversely affect our business, financial condition and results of operations. Also, if actual or perceived problems with nonconforming, defective or incompatible products occur after we have shipped products, we could have direct liability for providing replacements or otherwise compensating customers and also suffer from long-term damage to our relationship with important customers or to our reputation in the industry generally, which could materially and adversely affect our business, financial condition and results of operations.

Attracting, training and retaining qualified personnel

There is significant competition for highly qualified management, technical, marketing, sales and other specialized employees in the semiconductor industry. Competition for employees with excellent technical skills or experience in the fields of electronics engineering, device physics and process machinery engineering is particularly intense. If we do not succeed in attracting, training and motivating qualified personnel, our business may be materially and adversely affected

Proprietary intellectual property

The Group has pending patent applications and there can be no assurance that they will be granted on a timely basis or that the patents, trademarks and other intellectual property rights we currently hold will be sufficient to protect our proprietary rights. Also, in technology-led industries lawsuits and disputes concerning patents and other intellectual property rights are a frequent occurrence. There is a possibility that a third party will claim that our Group has infringed on an intellectual property right.

Allegations of anti-competitive practices

In January 2006 we entered into a plea agreement with the United States Department of Justice to resolve alleged antitrust violations and paid related fines during FY 2005. As a separate but related matter, other parties have filed class action lawsuits and taken other legal action against both Elpida and Elpida Memory (USA) relating to the alleged antitrust violations. Also, other investigations by the European Commission and Canada are ongoing and their outcome is uncertain. Although we have established a reserve in the amount of ¥2,024 million in FY 2005 relating to some but not all of the above matters, our business, financial condition and results of operations could be materially and adversely affected depending on the outcome of the lawsuits, investigations and other legal actions.

Natural disasters

Earthquakes, typhoons and other natural disasters, accidents and other events that our Group cannot control could materially and adversely affect our business, financial condition and results of operations. In particular, our manufacturing facilities, especially those located in the Hiroshima area, could experience business interruption or other troubles that result in substantial losses in the event of a serious natural disaster. Also, while we do have insurance protection, not all potential losses are insured. Moreover, there is no guarantee

that all of the losses the Group might suffer will be covered by insurance.

Environmental laws and regulations

Our business operations and products are subject to a variety of domestic and overseas environmental laws and regulations. In some cases our operations have become subject to particular environmental requirements described in written agreements we have entered into with local governments. In the event of new or amended environmental restrictions in the future, our Group may suffer a decline in the value of our assets or additional costs associated with mandatory compliance, which could materially and adversely affect our business, financial condition and results of operations.

Overseas developments

In addition to Japan, our Group has business operations in North America, other parts of Asia and Europe. Our local operations in these countries or regions could be materially and adversely affected by instability resulting from political or domestic security developments, or by changes in the law or political policies that could materially and adversely affect trading activities, employment or other local business conditions.

Currency fluctuations

Changes in foreign exchange rates could materially and adversely affect our business, financial condition and results of operations. For example, because a substantial portion of our overseas revenues are denominated in foreign currency while at the same time we have few foreign exchange-denominated expense payments relative to sales, a noticeable foreign exchange fluctuation could adversely affect our overseas revenues and earnings or the revenues and earnings at particular overseas sales and marketing locations.

Interest rate fluctuations

Our Group issue bonds or enter into borrowing agreements with financial institutions to fund our operations and capital expenditures. As a result, an increase in yen interest rates or some other interest rate event could materially and adversely affect our business, financial condition and results of operations.

Note: This above forecasts are forward-looking statements that are based on management's view from the information available at the time of this Report. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Elpida include, but are not limited to, changes in the DRAM market and industry environment, changes in technologies and design, problems related to our supply of key material and equipment, loss of or decreased demand from key customers, changes in exchange rates, general economic conditions and natural disasters. We disclaim any obligation to update or, except in the limited circumstances required by the Tokyo Stock Exchange, announce publicly any revision to any of the forward-looking statements.

Comparative Consolidated Balance Sheet

(Millions of yen)

	As of June 30, 2006 (unaudited)	As of March 31, 2006	Change	As of June 30, 2005 (unaudited)
(Assets)				
I Current assets				
1. Cash and cash equivalents	73,507	111,443	(37,936)	156,704
2. Notes and accounts receivable, trade	65,300	55,272	10,028	36,049
3. Inventories	42,762	39,187	3,575	35,403
4. Accounts receivable, other	12,427	16,764	(4,337)	6,446
5. Other current assets	6,189	6,270	(81)	4,780
6. Allowance for doubtful accounts	(91)	(92)	1	(32)
Total current assets	200,094	228,844	(28,750)	239,350
II Fixed assets				
1. Tangible fixed assets	309,284	313,019	(3,735)	229,208
2. Intangible fixed assets	8,210	7,702	508	7,732
3. Investments and other assets	18,994	18,555	439	6,366
Total fixed assets	336,488	339,276	(2,788)	243,306
Total assets	536,582	568,120	(31,538)	482,656
(Liabilities)				
I Current liabilities				
1. Accounts payable, trade	46,473	41,201	5,272	28,871
2. Current portion of bond	—	10,000	(10,000)	—
3. Current portion of long-term debt	37,828	39,692	(1,864)	18,520
4. Current portion of obligation under capital leases	22,407	25,605	(3,198)	29,802
5. Accounts payable, other	22,570	46,632	(24,062)	27,340
6. Other current liabilities	9,391	7,874	1,517	7,838
Total current liabilities	138,669	171,004	(32,335)	112,371
II Long-term liabilities				
1. Bond	110,000	110,000	—	80,000
2. Long-term debt	67,490	68,381	(891)	55,568
3. Obligation under capital leases	17,715	21,717	(4,002)	39,301
4. Other long-term liabilities	4,747	6,235	(1,488)	3,330
Total long-term liabilities	199,952	206,333	(6,381)	178,199
Total liabilities	338,621	377,337	(38,716)	290,570
(Shareholders' equity)				
I Capital stock	87,447	87,239	208	87,234
II Additional paid-in capital	98,548	98,339	209	98,334
III Retained earnings	11,649	5,044	6,605	6,448
IV Unrealized gain (loss) on marketable securities	(6)	(195)	189	41
V Foreign currency translation adjustments	324	357	(33)	29
VI Treasury stock	(1)	(1)	(0)	(0)
Total shareholders' equity	197,961	190,783	7,178	192,086
Total liabilities and shareholders' equity	536,582	568,120	(31,538)	482,656

Comparative Consolidated Statements of Operations

(Millions of yen)

	Three months ended				Change	Fiscal year ended	
	June 30, 2006 (unaudited)		June 30, 2005 (unaudited)			March 31, 2006	
Account		Ratio (%)		Ratio (%)	Increase or decrease		Ratio (%)
I Net sales	92,098	100.0	48,036	100.0	44,062	241,554	100.0
II Cost of sales	70,681	76.7	40,487	84.3	30,194	198,964	82.4
Gross profit	21,417	23.3	7,549	15.7	13,868	42,590	17.6
III Selling, general and administrative expenses	12,279	13.4	10,153	21.1	2,126	42,446	17.5
Operating income/(loss)	9,138	9.9	(2,604)	(5.4)	11,742	144	0.1
IV Non-operating income							
1. Interest income	112		66		46	279	
2. Dividend income	–		247		(247)	247	
3. Foreign exchange gains	–		182		(182)	–	
4. Equity in earnings of affiliated company	12		–		12	20	
5. Local government subsidies	–		–		–	1,150	
6. Others	188		53		135	347	
V Non-operating expenses							
1. Interest expense	1,076		1,089		(13)	4,098	
2. Foreign exchange losses	859		–		859	145	
3. Stock issuance costs	–		–		–	0	
4. Bond issuance costs	–		–		–	177	
5. Others	140		182		(42)	843	
Ordinary income/(loss)	7,375	8.0	(3,327)	(6.9)	10,702	(3,076)	(1.3)
VI Extraordinary income	5	0.0	3	0.0	2	2,125	0.9
VII Extraordinary losses	1,145	1.2	32	0.1	1,113	4,543	1.9
Income (loss) before income taxes	6,235	6.8	(3,356)	(7.0)	9,591	(5,494)	(2.3)
Income taxes	(370)	(0.4)	(52)	(0.1)	(318)	(786)	(0.4)
Net income/(loss)	6,605	7.2	(3,304)	(6.9)	9,909	(4,708)	(1.9)

Note: "Income taxes" is consists of corporate tax, inhabitant tax, business tax and deferred tax.

Comparative Consolidated Statements of Cash Flows

(Millions of yen)

	Fiscal year ended			Fiscal year ended
	June 30, 2006 (unaudited)	June 30, 2005 (unaudited)	increase or decrease	March 31, 2006
I Operating activities				
Income (loss) before income taxes	6,235	(3,356)	9,591	(5,494)
Depreciation and amortization	17,181	11,503	5,678	53,368
Increase in allowance for doubtful accounts	0	—	0	56
Interest and dividend income	(112)	(313)	201	(526)
Interest expense	1,076	1,089	(13)	4,098
Equity in earnings of affiliated company	(12)	—	(12)	(20)
Income from sale of tangible fixed assets	(5)	(3)	(2)	(1,122)
Losses on sale and disposal of tangible fixed assets	853	32	821	751
(Increase)/decrease in accounts receivable, trade	(10,398)	983	(11,381)	(16,830)
Increase in inventories	(3,587)	(2,551)	(1,036)	(6,211)
(Increase)/decrease in accounts receivable, other	4,595	(52)	4,647	(10,294)
Increase in accounts payable, trade	5,312	1,070	4,242	13,312
Increase/(decrease) in accounts payable, other	(3,117)	(366)	(2,751)	5,467
Others	299	1,151	(852)	1,299
Subtotal	18,320	9,187	9,133	37,854
Interest and dividends received	112	148	(36)	361
Interest paid	(649)	(604)	(45)	(3,894)
Income taxes paid	(82)	(516)	434	(456)
Net cash provided by operating activities	17,701	8,215	9,486	33,865
II Investing activities				
Purchase of investment securities	(70)	—	(70)	(3,702)
Purchase of tangible fixed assets	(37,045)	(30,485)	(6,560)	(175,505)
Proceeds from sale of tangible fixed assets	86	190	(104)	707
Purchase of intangible fixed assets	(1,274)	(619)	(655)	(3,221)
Collection of investment in leases	522	—	522	1,045
Acquisition of long-term prepaid expenses	(506)	(137)	(369)	(1,993)
Others	4	3	1	16
Net cash used in investing activities	(38,283)	(31,048)	(7,235)	(182,653)
III Financing activities				
Proceeds from long-term debt	—	—	—	50,000
Repayments of long-term debt	(2,755)	(3,005)	250	(19,020)
Proceeds from issuance of stocks	417	—	417	10
Proceeds from issuance of bonds	—	—	—	39,823
Payments for redemption of bonds	(10,000)	—	(10,000)	—
Proceeds from sale-and-leaseback transactions	2,377	—	2,377	28,836
Repayments of obligation under capital leases	(7,200)	(7,370)	170	(30,198)
Purchase of treasury stock	(0)	—	(0)	(1)
Net cash provided by (used in) financing activities	(17,161)	(10,375)	(6,786)	69,450
IV Effect of exchange rates changes on cash and cash equivalents	(193)	114	(307)	983
V Net decrease in cash and cash equivalents	(37,936)	(33,094)	(4,842)	(78,355)
VI Cash and cash equivalents at beginning of period	111,443	189,798	(78,355)	189,798
VII Cash and cash equivalents at end of period	73,507	156,704	(83,197)	111,443

Free cash flow (I + II)	(20,582)	(22,833)	2,251	(148,788)

Appendix (unaudited)

1. Selected Quarterly Consolidated Statements of Operations

(Millions of yen)

	Three-month ended							
	Dec. 31, '05		Mar. 31, '06		Jun. 30, '06		Jun. 30, '05	
Account		Ratio (%)		Ratio (%)		Ratio (%)		Ratio (%)
Net sales	59,021	100.0	77,030	100.0	92,098	100.0	48,036	100.0
Gross profit	10,586	17.9	15,017	19.1	21,417	23.3	7,549	15.7
Selling, general and administrative expenses	9,941,	16.8	10,401	13.5	12,279	13.4	10,153	21.1
Operating income	645	1.1	4,616	6.0	9,138	9.9	(2,604)	(5.4)
Income before income taxes	372	0.6	1,174	1.5	6,235	6.8	(3,356)	(7.0)
Net income	163	0.3	1,471	1.9	6,605	7.2	(3,304)	(6.9)

2. Selected Consolidated Financial Data

	Three-month ended Dec. 31, '05	Three-month ended Mar. 31, '06	Three-month ended Jun. 30, '06	Three-month ended Jun. 30, '05
Cash and cash equivalent	148.5ion yen	111.4 billion yen	73.5 billion yen	156.7 billion yen
A/R collection period	65 days	65 days	64 days	68 days
Inventory holding period	73 days	57 days	54 days	79 days
Interest-bearing debt	240.4 billion yen	275.4 billion yen	255.4 billion yen	223.2 billion yen
Net D/E Ratio	0.48 times	0.86 times	0.92 times	0.35 times
Share holders' equity Ratio	32.7%	33.6%	36.9%	39.8%

	Three-month ended Dec. 31, '05	Three-month ended Mar. 31, '06	Three-month ended Jun. 30, '06	Three-month ended Jun. 30, '04
Cash flows from Operating activities	16.7 billion yen	7.1 billion yen	8.2 billion yen	(5.9 billion yen)
ROA	3.4%	(1.4%)	(2.7%)	3.1%
ROE	9.5%	(3.4%)	(6.8%)	11.2%

(Calculating formulas)

A/R collection period = Accounts receivable, trade / Average monthly net sales x 30 days

Inventory holding period = Inventories / Average monthly cost of sales x 30 days

Interest-bearing debt = Bonds + Long-term and short-term debt + Long-term and short-term lease obligation

Net D/E ratio = (Interest-bearing debt – cash and cash equivalents) / shareholders' equity

ROA (ROE) (Three-month period) = Quarterly Net income/(loss) x 4 / Average quarterly total assets (Average shareholders' equity)

EXHIBIT IV

4. Elpida Has No Concrete Plans for a New Fab

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Has No Concrete Plans for a New Fab

Tokyo, Japan, August 2, 2006 – A Japanese newspaper, Nihon Keizai Shimbun today reported that Elpida Memory Inc. revealed a plan to invest 1 trillion yen over several years to build a new DRAM fabrication plant. At the current moment, while we are considering the eventual necessity for another fab, which would be in addition to our existing fab in Hiroshima, Japan, we have no concrete plans.

The information contained within this news release, is current as of the date of release. Please note that the information herein may be revised later without prior notice.

Elpida Press Contact:
Ms. Tomoko Kobayashi
Market Communication Group
Elpida Memory, Inc.
Tel: +81-3-3281-1648
E-mail: press@elpida.com

Elpida IR Contact:
Ms. Kumi Higuchi
IR Group
Elpida Memory, Inc.
Tel: +81-3-3281-1648
E-mail: ir@elpida.com

###

EXHIBIT V

5. New Company Akita Elpida Memory Created to Handle Back-end Processes

ELPIDA

News Release

FOR IMMEDIATE RELEASE

New Company Akita Elpida Memory Created to Handle Back-end Processes

---

To Assume Control of Back-End Business from Akita Electronics and Akita Semiconductor

Tokyo, Japan, August 2, 2006 – Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced that it has established a new fully-owned company to handle the development of advanced back-end technology processes and the manufacture of advanced packages. The new company will be called Akita Elpida Memory, Inc. (hereafter, Akita Elpida).

Also today, Elpida and Akita Elpida, along with three other companies – Hitachi, Ltd., Hitachi Group company Akita Electronics Systems Co., Ltd. (Akita Electronics) and Akita Semiconductor Co., Ltd. (Akita Semiconductor), a subsidiary of Akita Electronics – officially agreed that Akita Elpida would assume control of semiconductor back-end processes which have been part of the business of Akita Electronics and Akita Semiconductor.

Reason for the new company and business activities of interest

Until now, Elpida has been focused on the development of DRAM circuit designs and advanced processes, and on front-end process technologies and development of certain back-end process technologies. Elpida has long acknowledged the importance of advanced technology capabilities in such back-end processes as developing, assembling and testing special packages which increasingly require the use of more advanced technology, both of which are necessary for becoming more successful in its core Premier DRAM business. This move to create the new company should provide Elpida with a stronger competitive edge.

Elpida will position Akita Elpida as a center which focuses on diverse strategies for back-end processes. The new company will undertake development of MCP*, PoP** and other types of advanced packages, prototype production of products which need high-end package technology and mass production, all of which will help contribute to strengthening the business base of the Elpida Group.

As for Akita Electronics and Akita Semiconductor, these two companies have until now been engaged in handling outsourced back-end processes mainly for Elpida's high value-added

products. Under the new agreement, the excellent technology capabilities and manufacturing know-how of these two companies will be transferred to Akita Elpida. This move will allow Elpida to secure advanced technology which will play an important role in developing highly efficient back-end process strategies.

Also, the new agreement contains a plan to have the Akita Electronics and Akita Semiconductor employees who are currently involved in the business of back-end processes transferred to Akita Elpida.

As for customers other than Elpida who have been outsourcing semiconductor operations to Akita Electronics and Akita Semiconductor, Akita Elpida's business mission will include continuing to service their needs.

The combination of Hiroshima Elpida Memory, one of the world's top fabs for front-end processes, and Akita Elpida, a center for strategic back-end processes, will enable the Elpida Group to further strengthen its business position.

*MCP: Multi Chip Package
**PoP: Package on Package

Overview of the new company

1. Corporate name: Akita Elpida Memory, Inc.

2. President: Takayuki Watanabe

3. Head office: Akita City, Akita Prefecture

4. Capital: 100,000 yen (As of date establishment; increases to 310 million yen are planned)

5. Capital structure: Elpida Memory, Inc. (100%)

6. Date established: July 21, 2006

7. Date operations begin: October 1, 2006 (tentative)

8. Major operations: Development of advanced and customized semiconductor packages; semiconductor manufacturing-related design, assembly and testing

9. Number of employees: About 380 (the number planned for when operations begin)

10. Scale of business: FY 2006 2H (October 2006 to March 2007) expected sales of 13 billion yen

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facilities are located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. For more information, visit www.elpida.com.

The information contained within this news release, is current as of the date of release. Please note that the information herein may be revised later without prior notice.

Elpida Press Contact:
Ms. Tomoko Kobayashi
Market Communication Group
Elpida Memory, Inc.
Tel: +81-3-3281-1648
E-mail: press@elpida.com

Elpida IR Contact:
Ms. Kumi Higuchi
IR Group
Elpida Memory, Inc.
Tel: +81-3-3281-1648
E-mail: ir@elpida.com

###